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                           March 26, 2021

       Wenxiu Zhong
       Chief Executive Officer
       Baosheng Media Group Holdings Ltd
       Room 901, Block B
       Jinqiu International Building, No. 6 Zhichun Road
       Haidian District, Beijing, China

                                                        Re: Baosheng Media
Group Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed March 18,
2021
                                                            File No. 333-254449

       Dear Ms. Zhong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Ying Li